UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

UWM Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91823B109

(CUSIP Number)

October 3, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91823B109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Rogers Holdings, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,918,475
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,918,475
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,918,475
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 91823B109	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Thomas Rogers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,918,475
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,918,475
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,918,475
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 91823B109	Page 4 of 6 Pages

Schedule 13G

Item 1(a)	Name of Issuer:

UWM Holdings Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

585 South Boulevard E., Pontiac, MI 48341.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following reporting persons (each individually a “Reporting Person”, and collectively, the “Reporting Persons”):

(i)	Rogers Holdings, LLP

(ii)	Thomas Rogers

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Rogers Holdings, LLP	3334 E. Milber Street Tucson, AZ 85714
Thomas Rogers:	7361 N. Finger Rock Place Tucson, AZ 85718

Item 2 (c)	Citizenship:

Rogers Holdings, LLP is a limited liability partnership formed under the laws of the State of Arizona.

Thomas Rogers is a citizen of the United States.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2 (e)	CUSIP Number:

91823B109

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

CUSIP No. 91823B109	Page 5 of 6 Pages

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

Item 4.	Ownership:

The percentages set forth in this Schedule 13G are calculated based upon approximately (i) 95,611,907 shares of Class A Common Stock of the Issuer outstanding as of August 2, 2024, such number of shares being based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 plus (ii) the 8,918,475 shares of Class A Common Stock issued to Rogers Holdings, LLP by SFS Holding Corp. as part of a private transaction that closed in October 2024. All securities are held of record by Rogers Holdings, LLP. Thomas Rogers is the general partner of Rogers Holdings, LLP.

The information required by Items 4(a)-(c) is set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Member of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits and Schedules.

Exhibit A	Joint Filing Agreement dated October 3, 2024 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned Reporting Persons’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 3, 2024

ROGERS HOLDINGS, LLP

By:	/s/ Thomas W. Rogers
Name:	Thomas W. Rogers
Its:	General Partner

/s/ THOMAS W. ROGERS
THOMAS W. ROGERS

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the shares of Class A Common Stock, par value $0.0001 per share, of UWM Holdings Corporation, a Delaware corporation, dated as of October 3, 2024, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ROGERS HOLDINGS, LLP

By:	/s/ Thomas W. Rogers
Name:	Thomas W. Rogers
Its:	General Partner

/s/ THOMAS W. ROGERS
THOMAS W. ROGERS